UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
JUNE 21, 2006

TDC A/S
(Exact Name of Registrant as specified in its Charter)
Nørregade 21
DK-0900 Copenhagen C
DK-Denmark
(Address of Registrant’s Principal Executive Offices)
Commission File Number:
001-12998

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F ☑                Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes ☐                No ☑
     If “Yes” is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-___

TDC A/S TERMINATES AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM
SIGNATURES
EX-99.1: PRESS RELEASE

TDC A/S TERMINATES AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM
Following its delisting from the New York Stock Exchange on April 19, 2006, TDC A/S has today announced that it is terminating its ADR program with the Bank of New York.
A copy of the press release is attached hereto as Exhibit 99.1.
For further information please contact TDC A/S’s Investor Relations at +45 3343 7680.
TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S

(Registrant)

June 21, 2006	/s/ Henning Dyremose	/s/ Hans Munk Nielsen

(Date)	Henning Dyremose President & CEO	Hans Munk Nielsen SVP & CFO